                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
-------------------------------------------------------------------------------


                                 FORM 10-SB/A-2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                       ATLANTIC SYNDICATION NETWORK, INC.
-------------------------------------------------------------------------------
              (Exact name of Small Business Issuers in Its Charter)


NEVADA                                                           88-0325940
---------------------------------------------------         -------------------
   (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                      Identification Number)

2140 West Charleston, Suite B, Las Vegas, Nevada                       89102
--------------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip code)


                                 (702) 388-8800
-------------------------------------------------------------------------------
                           (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

         Title of Each Class                    Name of Each Exchange on Which
         to be so Registered                     Each Class is to be Registered
         -------------------                    -------------------------------

               n/a                                         n/a


Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $.001
-------------------------------------------------------------------------------
                                (Title of Class)

         The Registrant has a strategic relationship and agreement established with Promotion Publishing to publish books that compliment the Registrants projects and shows. This Agreement, provided herein as Exhibit 6.3, implements a venture to co-publish niche market books covering subject areas on shows that the Registrant is producing. These and other niche market books will be offered through productions such as the Intervention Show, which is scheduled to air in the summer of 1999.

         The Registrant also has an arrangement with Applied Biotech, Inc. (ABI) a manufacturer/wholesaler of home drug test kits for in-home use. Registrant intends to purchase their FDA diagnostic tests as a VAR (value added reseller) and include them as part of the Intervention videotape sales package.

         With each video on Intervention, the Registrant will make available to viewers a tape of the show featuring various experts, authors, and celebrities as well as real world situations involving teenage drug and alcohol abuse, and the recovery process. Other tapes covering this subject matter will also be available for purchase along with a book on Intervention. An in-home drug test kit and workbook will also be made available with each purchase. The Registrant has an 800 phone number providing ease of ordering for viewers.

         At present, the Company has several projects in production, "The Stock Show" and "Intervention". Management has targeted the fourth quarter of this fiscal year or the first quarter on next fiscal year to market these projects.

REVENUES FROM OPERATIONS CAN BE ALLOCATED AS FOLLOWS:

Primary Income: Show revenues are generated from (1) sale of advertising and promotions to be shown during the show; (2) companies sponsoring the show because of its content; (3) video post-production services and (4) videotape sales.

Secondary revenues may be derived from sale of products made available during the course of a show such as added value products that complement videotape sales.

         It is anticipated that revenues will increase from interested sponsors for the Intervention videotape commercial and infomercial project as it begins airing. Many viability campaigns are currently on television that identify the problem and create interest in the drug and alcohol addiction programs and in-home drug testing.

         The Registrants Shows and developed projects are the principal assets of the Registrant. By the end of fiscal year (February 28, 1998), the Registrant had produced 50 weeks of "Masters of the Martial Arts" show. The Ninjaerobics Show and The Stock Show have been developed, produced and aired regionally; and, the Franchise Connection has been developed. These Shows are structured for a studio, investor, or other financial partner to participate in producing them as a weekly series.

         As identified in the Profit Participation Agreement (Exhibit 6.2) for the Intervention Show, the investor receives 80% of the net profits until his initial contribution is returned, then 50% of the net profit in perpetuity.

RESULTS OF OPERATIONS

         Atlantic Syndication Network, Inc. had no revenues for the quarter ended May 31, 1999. During this quarter, the Company incurred $125,000 of operating expenses. Due to the nature of these operating expenses, $45,000 of operating expenses were capitalized as project development costs to be amortized over the useful life of the project.

         On May 4, 1999, the Board of Directors approved a stock warrant plan. The stock warrant plan provides for two members of the Board of Directors to receive a total of 325,000 stock warrants giving them the right to purchase 325,000 shares of stock at $.25 per share. This right to exercise any or all stock warrants expires February 28, 2009. The total cost of the stock warrants is $0.001 per warrant, fully paid in services provided of $325.


REGISTRANT

         Sales for 1998 (Feb 1999) increased $102,250 over 1997 primarily from increased consulting services.

         As in the two previous years the Registrant's principals restricted their salary draws and therefore the total operating expenses essentially reflect costs associated with Production of Shows and the resulting net profit (loss) before taxes is used for comparison purposes. At February 28, 1999 year end the Registrants total expenses declined 33% to $137,271. This reduction in expenses, helped reduce the net loss from the prior 1997 years deficit of ($187,871) to a deficit of only ($791) after depreciation.

         The Registrants working capital position at 1998 year end (Feb 28, 1999) was a negative ($37,163); however, this is before considering that current liabilities have consistently included notes due principal stockholders of $83,915, which, if added back, would provide for a positive working capital position of $46,752 at February 28, 1999.

         As of February 1998 year end, the former Ad Show Network assets were fully amortized.

         There was no Federal tax expense for the year ended February 28, 1999. The Registrant has a tax loss benefit to carry-forward of $1,034,856, which is available to offset future tax liabilities.

         The Registrant plans to expand its operations during the current fiscal year through putting on-air other Shows it has developed utilizing distribution management sectors. Specific Shows to be introduced are The Stock Show and the Ninja Aerobics Show. Each sector draws on its unique composition of businesses and industries requiring specialized sector advertising.

                              FINANCIAL STATEMENTS


              NO.           DESCRIPTION
              FS-1          Atlantic Syndication Network, Inc. Balance Sheets
                            Years Ending February 28, 1999 and 1998

              FS-2          Atlantic Syndication Network, Inc. Statements of
                            Income and Expenses For the Years Ended February 28,
                            1999 and 1998

              FS-3          Atlantic Syndication Network, Inc. Statements of
                            Stockholders' Equity For the Years Ended February
                            28, 1999 and 1999.

              FS-4          Atlantic Syndication Network, Inc. Statements of
                            Cash Flows For the Years Ended February 28, 1999 and
                            1998.

              FS-5          Atlantic Syndication Network, Inc. Financial
                            Statements for the Quarterly Period Ended May 31, 1999.



                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

         The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2.  DESCRIPTION OF EXHIBITS.

         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:



              EXHIBIT NO.          DESCRIPTION

                  2                CHARTER AND BY-LAWS
                           2.1*    Articles of Amendment of Casino
                                   Consultants, Inc.

                           2.2*    Articles of Incorporation of Casino
                                   Consultants, Inc.


                           2.3*    Articles of Amendment of A.S. Network, Inc.

                           2.4*    By-Laws of Registrant

                  3-NONE           INSTRUMENTS DEFINING THE RIGHTS OF
                                   SECURITY HOLDERS

                  5-NONE           VOTING TRUST AGREEMENTS

                  6                MATERIAL CONTRACTS

                           6.1*    Plan of Reorganization between
                                   Casino Consultants, Inc. and
                                   Ad Show Network, Inc. (now ASNI).

                           6.2*    Profit Participation Agreement

                           6.3*    Agreement with Promotion Publishing
                                   Company.

                   7-NONE          MATERIAL FOREIGN PATENTS

                  27*              FINANCIAL DATA SCHEDULE


         *   Previously filed

                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934 the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ATLANTIC SYNDICATION
                                             NETWORK, INC.




DATED: January 24, 1999                      BY: /s/ KENT G. WYATT
                                                ------------------------
                                                KENT G. WYATT
                                                 President

                                  EXHIBIT FS-5


             ATLANTIC SYNDICATION NETWORK, INC. FINANCIAL STATEMENTS
                  FOR THE QUARTERLY PERIOD ENDED MAY 31, 1999.

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS


                       ATLANTIC SYNDICATION NETWORK, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)


                                                                                May 31,      February 28,
                                                                                 1999            1999
                                                                             -----------    -----------
                                     ASSETS
Current assets
  Cash                                                                       $    50,676    $   165,494
  Assets held for sale                                                            20,000         20,000
                                                                             -----------    -----------
      Total current assets                                                        70,676        185,494
                                                                             -----------    -----------
Property and equipment, net                                                       22,083         23,374
                                                                             -----------    -----------
      Property and equipment, net                                                 22,083         23,374
                                                                             -----------    -----------
Other asset
  Project development costs                                                      391,214        346,371
  Amortization project development costs                                        (109,406)       (97,022)
  Organizational and franchise development costs                                 205,098        205,098
  Amortization organizational and franchise development costs                   (205,098)      (205,098)
                                                                             -----------    -----------
      Net other assets                                                           281,808        249,349
                                                                             -----------    -----------
      Total assets                                                           $   374,567    $   458,217
                                                                             ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                           $    21,668    $    21,668
  Notes payable (current portion)                                                  7,074          7,074
  Refundable deposits                                                             10,000         10,000
  Due to stockholder                                                              83,915         83,915
  Deposit for project development                                                100,000        100,000
                                                                             -----------    -----------
      Total current liabilities                                                  222,657        222,657
                                                                             -----------    -----------
Long-term liabilities
  Long-term debt (net of current portion)                                         66,787         80,458
                                                                             -----------    -----------
      Long-term liabilities                                                       66,787         80,458
                                                                             -----------    -----------
      Total liabilities                                                          289,445        303,115

Stockholders' equity
  Preferred stock, $.01 par value: Authorized shares - 500,000; Issued and outstanding - none.
  Common stock, $.001 par value: Authorized shares- 50,000,000;
    Issued and outstanding shares - 13,806,440 at May 31,1999
    and 13,667,100 at February 28,1999, respectively                              13,806         13,667
  Additional paid-in capital                                                   1,219,090      1,197,959
  Retained earnings (deficit)                                                 (1,056,524)    (1,056,524)
  Net income (loss)                                                              (91,249)            --
                                                                             -----------    -----------
      Net stockholders' equity                                                    85,123        155,102
                                                                             -----------    -----------
     Total liabilities and stockholders' equity                              $   374,567    $   458,217
                                                                             ===========    ===========


                                       3
SEE ACCOMPANYING NOTES.

                       ATLANTIC SYNDICATION NETWORK, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)


                                                          Three Months Ended May 31,
                                                          1999                 1998
                                                       ----------           ----------
Net revenue                                             $      --            $      --

Costs and expenses:
  Amortization expense                                     12,384               14,016
  Depreciation expense                                      1,963                1,963
  General and administrative expenses                     110,859               28,263
  (Less) Capitalization as project development costs      (44,842)             (19,193)
                                                       ----------           ----------
    Total operating expenses                               80,362               25,048
                                                       ----------           ----------
    Operating (loss)                                      (80,362)             (25,048)

Interest income                                                --                   --

Interest expense                                          (10,887)              (4,135)

Other (expense) income                                         --                   --
                                                       ----------           ----------
(Loss) before income taxes                                (91,249)             (29,183)


Income tax provision (benefit)
                                                       ----------           ----------
Net (loss)                                              $ (91,249)           $ (29,183)
                                                       ==========           ==========

Net (loss) per share of common stock                    $  (0.007)           $  (0.002)
                                                       ==========           ==========

Weighted average shares outstanding during the
    period                                             13,082,517           12,807,100
                                                       ==========           ==========


                                       4
SEE ACCOMPANYING NOTES.

                       ATLANTIC SYNDICATION NETWORK, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (UNAUDITED)


                                                                  Three Months Ended May 31,
                                                                       1999          1998
                                                                  -------------    ----------
Net cash flow from operating activities:
    Net income (loss)                                                $  (91,249)   $  (29,183)
    Adjustments to reconcile net income to cash provided by
          (used in) operating activities:
          Depreciation and amortization                                  14,346        15,979
          Other changes in operating assets and liabilities
            Stock issued for services in lieu of cash                     6,600            --
                                                                  -------------    ----------
  Total adjustments                                                      20,946        15,979
                                                                  -------------    ----------
Net cash provided by operating activities                               (70,303)      (13,204)
                                                                  -------------    ----------
Cash flows from investing activities:

  Property and equipment                                                   (671)
  Other Assets                                                          (44,843)      (19,193)
                                                                  -------------    ----------
Net cash (used) by investing activities                                 (45,514)      (19,193)
                                                                  -------------    ----------
Cash flows from financing activities:

  Notes payable                                                         (13,671)        9,439
  Funds raised from stock issued                                         14,670       100,700
                                                                  -------------    ----------
Net cash (used) by financing activities                                     999       110,139
                                                                  -------------    ----------

Increase (decrease) in cash and cash equivalents                       (114,818)       77,742

Cash at beginning of year                                               165,494         3,971
                                                                  -------------    ----------

Cash at end of year                                               $      50,676    $   81,713
                                                                  =============    ==========

Supplemental cash flow information

    Interest paid                                                 $      10,887    $    4,135
                                                                  =============    ==========

  Non-cash items

    Stock issued in lieu of cash                                  $      21,270    $       --
                                                                  =============    ==========


                                       5
SEE ACCOMPANYING NOTES.

                       ATLANTIC SYNDICATION NETWORK, INC.
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1999

Note (A) - BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements include the accounts of Atlantic Syndication Network, Inc. ("ASNI" or "the Company"), and have been prepared in accordance with generally accepted accounting principles for interim financial information, and with the instructions to form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended May 31, 1999 are not necessarily indicative of the results that may be expected for the year ending February 28, 2000. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's Annual Report to Stockholders for the year ended February 28, 1999.

Note (B) - FISCAL YEAR

         The Company's fiscal year ends on February 28 each year. The Company has presented its fiscal quarters as ending on May 31, August 31, November 30 and February 28.

Note (C) - PROPERTY AND EQUIPMENT

                   Property and equipment consisted of the following at:


                                          May 31,1999    February 28, 1999
                                        (In Thousands)     (In Thousands)
                                        --------------     -------------
Tools                                      $     6            $     6
Office equipment                               116                116
Software                                        59                 58
                                        --------------     -------------
 Total property and equipment                  181                180
(Less) accumulated depreciation             (  159)            (  157)
                                        --------------     -------------
 Total property and equipment, net         $    22            $    23


Note (D) - TERM DEBT

         Term debt consisted of the following at:


                                                                    May 31,1999         February 28, 1999
                                                                   (In Thousands)        (In Thousands)
                                                                   --------------        --------------
         NOTE PAYABLE
         Payable to a financial institution, secured by
         Selected equipment, monthly payment $362
         For 51 months, interest at 21.3%.                         $          10         $          10

         NOTES PAYABLE
         Over the years, the Company has issued unsecured
         Demand notes payable to trade accounts payable
         Creditors. The unpaid balance at May 31, and
         February 28, 1999, respectfully was:                                 16                    29




         CREDIT CARDS
         Pledged by personal guarantee of major stockholder:                  10                    10

         CONVERTIBLE NOTES PAYABLE
         Under a private placement issue, stock is sold along
         With convertible notes (See Note F). Since these
         Unsecured notes can be converted to stock, they are
         Reported as long-term debt:                                          38                    38
                                                                   --------------        --------------

         Total notes payable                                                  74                    87

         (Less) current portion                                             (  7)                 (  7)
                                                                   --------------        --------------

         Total long-term debt                                      $          67         $          80


  Note (E) - RELATED PARTY TRANSACTIONS

          There were no related party transaction during the three months ended May 31,1999.

  Note (F) - COMMON STOCK

         In August 1994, the Company held a private placement offering for 70 investment units. Each unit consists of 3,200 shares of common stock and one $2,400, 10%, three-year convertible note. Each $2,400 note is convertible to common shares of Company stock if converted within three years at the option of the stockholder. Each $2,400 note may be converted into:

              THREE THOUSAND (3,000) shares of common stock within 6 months from the date of issuance at $0.80 and/or

              TWO THOUSAND (2,000) shares of common stock within 18 months from the date of issuance at $1.20 and/or

              TWELVE HUNDRED (1,200) shares of common stock within 30 months from the date of issuance at $2.00 and/or

              ONE THOUSAND (1,000) shares of common stock on or within 36 months at $2.40 and/or at the time the note is due and payable.

         The notes may be repayable in whole or in part (in minimum increments of $2,400) after 90 days from issuance, at the option of the Company, at 100% of the principal amount owed together with interest thereon payable to the date of prepayment.

         Nearly all stock authorized to issue pursuant to the August 1994 private placement offering have been sold and issued.

         As of May 31,1999, there are 13,667,100 shares issued and outstanding. Of this amount, 857,500 shares are free trading whereas 12,809,600 shares have been or still are restricted subject to Rule 144 of the 1933 Securities and Exchange Act.

Note (G) - DEPOSIT FOR PROJECT DEVELOPMENT

         In January 1999, the Registrant received $100,000 as an investment on a production project. Management believes the committed project will be completed and ready for marketing by February 28, 2000. The project entails developing and marketing an infomercial to promote video tapes related to drug and alcohol addiction The Registrant and the investor in this project have entered into a profit participation agreement that takes affect after the marketing begins. All costs associated with the development and marketing of this project are reimbursed by the project before profits are disbursed. Rights to the project remain in the hands of the Registrant.

Note (H) - SUBSEQUENT EVENTS (UNAUDITED)

         Nothing to report at this time!